FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐             No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE S.A.

Announcement

Following previous announcement with regards to the increase in the paid-in capital of Finansbank (“SCI”), with waiver of pre-emption rights of existing shareholders, by means of a public offering of newly-issued shares, to be listed on the Istanbul Stock Exchange, National Bank of Greece (“NBG”) announces that it will additionally proceed with:

1.                  A secondary offering of existing shares in Finansbank, currently held by NBG, of a nominal value of TL 80,000,000, corresponding to approximately 2.25% of the paid-in capital of Finansbank post SCI.

2.                  The granting by NBG of an overallotment option.

In any case, the total stake that will be offered through the SCI, the secondary offering and the overallotment option will not exceed 26.9% of the share capital; therefore NBG will retain majority and control of Finansbank.

As already announced, based on the restructuring plan approved by the European Commission Directorate General for Competition, NBG is required to reduce its shareholding in Finansbank so that its share ownership represents no more than 60% by the end of 2015.

The above are subject to the approval of the relevant regulatory authorities.

Athens, November 12, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 13th, 2014

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: November 13th, 2014

Director, Financial Division